UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 11, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **-AngloGold Ashanti Output up 17%, Costs Improve on Record Safety Result**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

11 August 2014

NEWS RELEASE

AngloGold Output up 17%, Costs Improve on Record Safety Result

(JOHANNESBURG) – AngloGold Ashanti reported a 17% increase in production for the second quarter compared with the same period a year earlier, as its two new mines continued to contribute lower-cost ounces, and a strong safety performance helped its South Africa operations improve their contribution.

The overall result for the company showed significant improvement in all key areas. In the second quarter, compared with the corresponding period a year earlier, production rose 17%, all-in sustaining costs fell 19%, corporate and marketing costs were down 65%, exploration and evaluation costs were 58% lower, capital expenditure down 44%, all-in costs down 29% and EBITDA up 33%. These results helped turn around a cash burn of $488m in the second quarter of 2013, to a positive cash flow of $34m, notwithstanding a $132/oz drop in the gold price.

"This is another strong result for us, with growth in production and lower costs across the board," Chief Executive Officer Srinivasan Venkatakrishnan, said. "But it's the continued improvement in safety that we're most proud of, and where we intend to do better still."

No fatalities were reported during the quarter for the third time in AngloGold Ashanti's history and the first time since 2010. In all, 11 of AngloGold Ashanti's operations reported no lost time injuries during the quarter, while eight have kept a clean record for the year. The all-injury frequency rate for the quarter improved 10% from a year earlier to the best-ever level of 6.79 per million hours worked. Records were set on all other key safety metrics.

Production for the three months to June 30 was ahead of guidance, while costs were at the lower end of the indicated range. Gold production for the quarter was 1.098Moz at a total cash cost of $836/oz, compared with 935,000oz at a total cash cost of $898/oz in the corresponding three-month period of

2013. In May, AngloGold Ashanti had provided guidance for the second quarter of 1.05Moz to 1.08Moz at a total cash cost of $850/oz to $870/oz.

AngloGold Ashanti, which plans to grow production this year for the first time in almost a decade, has made significant cuts to overhead costs and also realised significant savings in operating expenditure and capital expenditure, as it seeks to improve free cash flow and returns. At the same time, AngloGold Ashanti has posted a record safety performance. The company is investing in a targeted exploration programme and technologies to improve underground productivity on its South African mines, which account for roughly 28% of total production.

The company reported an adjusted headline loss of $4m. When adjusted for extraordinary items, such as redundancy costs at its Obuasi mine in Ghana ($27m) and closure costs of assets including the Yatela mine in Mali ($27m), the normalised adjusted headline earnings was $76m, or 19 cents a share.

The South Africa region posted production at 319,000oz, 4% higher year-on-year, at an all-in sustaining cost of $1,064/oz, which was 12% lower than a year earlier. The all-in-sustaining cost measurement includes total cash costs, plus corporate and exploration costs and capital expenditure required to sustain operations. AngloGold Ashanti's international operations posted a 24% rise in gold production to 779,000oz at an all-in sustaining cost of $1,033/oz, which was 19% lower year-on-year.

The strong operating result helped drive a 140% improvement in cash inflow from operating activities to $336m for the quarter compared to the year-earlier period, despite a 9% decline in the gold price.

ENDS

Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 11, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance